315



SECURI 02007701 MISSION

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3/12

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bengur Bryan & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 West Madison Street
(No. and Street)

Baltimore	Maryland	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Bryan (410)-625-7931
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wooden & Benson, Chartered
(Name — *if individual, state last, first, middle name*)

100 West Pennsylvania Avenue	Baltimore	Maryland	21204
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Bryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bengur Bryan & Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Charles A. Bryan
Signature

Vice - President
Title

Lisa Daneen Exter
Notary Public
Lisa Daneen Exter My commission expires 2/10/04.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- N/A ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: BENGUR BRYAN & CO., INC. [0013]

SEC File Number: 8- 47072 [0014]

Address of Principal Place of Business: 16 WEST MADISON STREET [0020]

BALTIMORE [0021] MD [0022] 21201 [0023]

Firm ID: 36290 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHARLES A. BRYAN, V. PRESIDENT [0030] Phone: 410-625-7931 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	213,516 [0200]		213,516 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	46,373 [0600]	46,373 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	30,081 [0680]	30,081 [0920]
11.	Other assets	[0535]	37,281 [0735]	37,281 [0930]
12.	**TOTAL ASSETS**	213,516 [0540]	113,735 [0740]	327,251 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	25,542 [1385]	25,542 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

2. Includes equity subordination (15c3-1(d)) of [1010]				
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	25,542 [1450]	25,542 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	125 [1792]
C. Additional paid-in capital	20,875 [1793]
D. Retained earnings	280,709 [1794]
E. Total	301,709 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	301,709 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	327,251 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932]	Period Ending 12/31/2001 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		130,477 [3995]
9.	Total revenue		130,477 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		90,000 [4120]
11.	Other employee compensation and benefits		35,238 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		73,754 [4100]
16.	Total expenses		198,992 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-68,515 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-68,515 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-63,769 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			301,709 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			301,709 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			301,709 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		113,735 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-113,735 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			187,974 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			187,974 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	182,974 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	187,974 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			370,224 [4240]
	A.	Net income (loss)		-68,515 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			301,709 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Note: No differences exist between the above computation of net capital under Rule 15c3 and that filed with the company's December 31, 2001 Focus Part IIA Report.

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15c3-3(k)
DECEMBER 31, 2001

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k).

Report of Independent Accountants on Internal Control as Required by SEC Rule 17a-5

To the Board of Directors of
Bengur Bryan & Co., Inc.

In planning and performing our audit of the financial statements of Bengur Bryan & Co., Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Bengur Bryan & Co., Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Wooden & Benson

February 7, 2002
Baltimore, Maryland

BENGUR BRYAN & CO., INC.
BALTIMORE, MARYLAND

INDEPENDENT AUDITOR'S REPORT, FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001

BENGUR BRYAN & CO., INC.
BALTIMORE, MARYLAND

DECEMBER 31, 2001

Table of Contents

WOODEN
& BENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

The Board of Directors of
Bengur Bryan & Co., Inc.

We have audited the statement of financial condition of Bengur Bryan & Co., Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bengur Bryan & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wooden & Benson

February 7, 2002
Baltimore, Maryland

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets

Cash and cash equivalents (Note 3)	$ 213,516
Accounts receivable	46,373
Prepaid expense	37,281
Office furniture and equipment, net of accumulated depreciation of $37,191 (Note 1)	24,024
Leasehold improvements, net of accumulated depreciation of $6,922 (Note 1)	6,057
Total assets	$327,251

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 4,322
Accrued expenses	21,220
Total liabilities	25,542
Stockholders' Equity	
Common stock - $.10 par value; authorized 1,000,000 shares; issued and outstanding 1,250 shares	125
Additional paid in capital	20,875
Retained earnings	280,709
Total stockholders' equity	301,709
Total liabilities and stockholders' equity	$327,251

The accompanying notes to financial statements are an integral part of these statements.

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue	
Fee income	$ 718,812
Interest income	7,808
Other income	42,608
Total revenue	769,228
Expenses	
Salary and benefits (Note 5)	486,357
General and administrative	202,333
Occupancy (Note 6)	33,641
Depreciation	14,369
Total operating expenses	736,700
Net income	$ 32,528

The accompanying notes to financial statements are an integral part of these statements.

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - December 31, 2000	$ 125	$20,875	$248,181
Net income	-	-	32,528
Balance - December 31, 2001	$ 125	$20,875	$280,709

The accompanying notes to financial statements are an integral part of these statements.

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities	
Fees received	$ 834,327
Interest received	7,808
Other income received	42,607
Cash paid for operating expenses	(231,786)
Cash paid for/to employees	(526,805)
Net cash from operating activities	126,151
Cash Flows from Investing Activities	
Acquisition of fixed assets	-
Net increase in cash and cash equivalents	126,151
Cash and cash equivalents - beginning of year	87,365
Cash and cash equivalents - end of year	$ 213,516

Reconciliation of Net Income to
Net Cash From Operating Activities

Net income	$ 32,528
Adjustments	
Depreciation	14,369
Changes in Assets and Liabilities	
Decrease in receivables	115,515
(Increase) in prepaid expenses	(29,415)
Increase in accounts payable	3,698
(Decrease) in accrued expenses	(10,544)
Net cash from operating activities	$126,151

The accompanying notes to financial statements are an integral part of these statements.

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Significant Accounting Policies

Bengur Bryan & Co., Inc. (the Company), a Maryland corporation is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company is a member of the National Association of Securities Dealers (NASD) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital as more fully disclosed in Note 7. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Fixed Assets and Depreciation

Office furniture and equipment along with leasehold improvements are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method generally over an estimated useful life of five years.

Income Taxes

The Company has elected to be treated as an S Corporation for income tax purposes; therefore, no income tax provision has been provided in the accompanying financial statements.

Note 2 - Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions.

Note 3 - Cash and Cash Equivalents

Cash and cash equivalents represent operating cash and an investment in a money market fund as follows:

Cash	$ 13,863
Cash equivalents	199,653
	$213,516

Note 4 - Major Customers

Fee income for the year ended December 31, 2001 included revenues in the amount of $555,000 from 5 major customers. Due to the nature of the Company's business, the major customers may vary between years.

Note 5 - Employee Benefit Plan

The Company maintains a simplified employee pension plan (SEP-IRA) established under the terms of Section 408(k) of the Internal Revenue Code. The Company contributes 15% of compensation, as paid, directly to the individual retirement account of the respective employee. The contribution charged to expense for the plan year ended December 31, 2001 is $55,759.

Note 6 - Commitments and Contingencies

Leasing Arrangements

The Company leases office space under an operating lease agreement. The lease agreement provides for, among other provisions, a term on a month by month basis which may be canceled by either party with a thirty day notice. Rent expense of $30,300 was charged to operations for the year ended December 31, 2001.

Service Agreement

The Company has entered into an accounting service agreement. The service agreement may be canceled by either party on a minimum of ninety days notice. Service fees of $12,000 have been charged to operations for the year ended December 31, 2001.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital and net capital requirements of approximately $187,974 and $5,000, respectively. The Company's net capital ratio was .03 to 1.

Bengur Bryan & Co., Inc.
Baltimore, Maryland

Supplemental Information

December 31, 2001